FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month July 2015 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On July 6, 2015 the registrant Schedules Second Quarter 2015 Financial
Results and Conference Call; Announces its Upcoming Conferences
Participation Schedule

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 6, 2015	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Schedules Second Quarter 2015 Financial Results and Conference Call; Announces
its Upcoming Conferences Participation Schedule

- Management to Participate in the 7th Annual CEO Investor Summit and Present at the Oppenheimer 18th Annual Technology,
Internet & Communications Conference -

MIGDAL HAEMEK, Israel –July 6, 2015, MIGDAL HAEMEK, ISRAEL – TowerJazz (NASDAQ/ TASE: TSEM), the global specialty foundry leader, will issue its second quarter 2015 earnings release on Wednesday, August 5, 2015. The Company will hold a conference call to discuss its second quarter 2015 financial results and third quarter 2015 guidance on Wednesday, August 5, 2015, at 10:00 a.m. Eastern Time (09:00 a.m. Central, 08:00 a.m. Mountain, 07:00 a.m. Pacific and 05:00 p.m. Israel time).

This call will be webcast and can be accessed through the Investor Relations section on TowerJazz’s website at http://ir.towerjazz.com/ or by calling the following numbers: U.S. Toll Free: 1-888-407-2553; Israel: 03-918-0610; International: +972-3-918-0610. The teleconference will be available for replay for 90 days.

In addition, Management will be participating at the Seventh Annual CEO Investor Summit 2015 on Wednesday, July 15th, in San Francisco, California.  At the summit, investors will have the opportunity to meet 1-1 with Mr. Russell Ellwanger, Towerjazz’s CEO.

TowerJazz will also be presenting at the Oppenheimer 18th Annual Technology, Internet & Communications Conference on Tuesday, August 11th, at the Four Seasons Hotel in Boston.  Dr. Marco Racanelli, TowerJazz’s Senior Vice President and General Manager of RF/High Performance Analog and Power Business Groups, General Manager of US Aerospace & Defense Business Group and Newport Beach Site Manager will be presenting. Investors that wish to meet with management, at either event, should either contact the conference organizers or TowerJazz’ investor relations team.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.  For more information, please visit www.towerjazz.com.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.tpsemico.com.

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Contact Information: TowerJazz Investor Relations Noit Levy-Karoubi, +972 4 604 7066 noit.levi@towerjazz.com	GK Investor Relations Tel: 1 646 201 9246 (US) / +972 8 926 7464 (Israel) kenny@gkir.com